UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2 )*

                           Publix Super Markets, Inc.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                      None
                                 --------------
                                 (CUSIP Number)

                                December 31, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |X|  Rule 13d-1(b)

     |_|  Rule 13d-1(c)

     |_|  Rule 13d-1(d)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13G
CUSIP No.    None                                              Page 2 of 5 Pages
          ----------                                                --   --



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         Publix Super Markets, Inc. 401(k) SMART Plan


2        Check the Appropriate Box if a Member of a Group

                                                                        (a) |_|

                                                                        (b) |X|
3        SEC Use Only



4        Citizenship or Place of Organization

         Florida


Number of
Shares                        5     Sole Voting Power               49,765,483
Beneficially
Owned By                      6     Shared Voting Power                      0
Each
Reporting                     7     Sole Dispositive Power                   0
Person
With:                         8     Shared Dispositive Power        49,765,483


9        Aggregate Amount Beneficially Owned by Each Reporting Person

         49,765,483

10       Check if the Aggregate Amount in Row (9) Excludes Certain Shares    |_|

         Not applicable.

11       Percent of Class Represented by Amount in Row (9)

         6.0%

12       Type of Reporting Person

         EP

                                  SCHEDULE 13G
CUSIP No.    None                                              Page 3 of 5 Pages
          ----------                                                --   --

Item 1(a).        Name of Issuer:

                  Publix Super Markets, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  3300 Publix Corporate Parkway, Lakeland, FL 33811

Item 2(a).        Name of Person Filing:

                  Publix Super Markets, Inc. 401(k) SMART Plan

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  3300 Publix Corporate Parkway, Lakeland, FL 33811

Item 2(c).        Citizenship:

                  Florida

Item 2(d).        Title of Class of Securities:

                  Common Stock, Par Value $1.00 Per Share

Item 2(e).        CUSIP Number:

                  None

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  f. |X| An employee benefit plan or endowment fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4.  Ownership
------------------
                  Information regarding ownership of common stock of the issuer:

                  (a) Amount beneficially owned: 49,765,483

                  (b) Percent of class: 6.0%

                  (c) Number of shares as to which such person has:

                     (i)   Sole power to vote or to direct the vote:  49,765,483

                     (ii)  Shared power to vote or to direct the vote:  0

                     (iii) Sole power to dispose or to direct the disposition
                           of: 0

                     (iv) Shared power to dispose or to direct the disposition of: 49,765,483

                                  SCHEDULE 13G
CUSIP No.    None                                              Page 4 of 5 Pages
          ----------                                                --   --

         As of December 31, 2007, the Publix Super Markets, Inc. 401(k) SMART Plan ("SMART Plan") was the beneficial owner, as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of a total of 49,765,483 shares of the Company's common stock or approximately 6.0% of the total outstanding shares of the Company's common stock.

         Changes that have occurred in the total number of shares of the Company's common stock held by the SMART Plan since the filing of the first amendment to the initial statement are reflected in Schedule 1 attached hereto. All such changes have been in accordance with the terms of the SMART Plan.


Item 5.  Ownership of Five Percent or Less of a Class
-----------------------------------------------------

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person
------------------------------------------------------------------------

         Participants in the Publix Super Markets, Inc. 401(k) SMART Plan have the right to direct the investment and disposition of the funds held in their plan accounts into and out of the Company's common stock through the Publix Stock Fund offered under the plan. Vested participants also have the right upon termination, pursuant to the terms of the plan, to elect an in-kind distribution of the Company's common stock to the extent of their holdings in the Publix Stock Fund. Accordingly, any dividends on the Company's common stock and the proceeds from the sale of the Company's common stock are credited to participants who have elected to invest in and/or dispose of such common stock.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
-------------------------------------------------------------------------------
         Security Being Reported on By the Parent Holding Company or Control
         -------------------------------------------------------------------
         Person
         ------

         Not applicable.

Item 8.  Identification and Classification of Members of the Group
------------------------------------------------------------------

         Not applicable.

Item 9.  Notice of Dissolution of Group
---------------------------------------

         Not applicable.

Item 10. Certification
----------------------

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G
CUSIP No.    None                                              Page 5 of 5 Pages
          ----------                                                --   --


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 2008                        Publix Super Markets, Inc.
                                                 401(k) SMART Plan

                                                 By:  Publix Super Markets, Inc.
                                                      Plan Administrator

                                                 By:  /s/ Linda S. Kane
                                                      -----------------------
                                                      Linda S. Kane
                                                      Vice President Benefits
                                                      Administration and
                                                      Assistant Secretary

                                   SCHEDULE 1

                    SHARES HELD BY PUBLIX SUPER MARKETS, INC.
                                401(k) SMART PLAN




            Shares       Shares
  Date     Acquired    Disposed of      Balance    Description of Transaction
  ----     --------    ----------       -------    --------------------------
       Beginning Balance              47,229,609
  Feb-07                  115,752     47,113,857   Distributions to participants
  Mar-07    917,748                   48,031,605   Company contribution
  Mar-07  1,616,879                   49,648,484   Purchases by participants
  Mar-07                1,162,405     48,486,079   Redemptions by participants
  Mar-07                   38,978     48,447,101   Distributions to participants
  Apr-07      9,409                   48,456,510   Purchases by participants
  Apr-07                   27,770     48,428,740   Distributions to participants
  May-07    793,762                   49,222,502   Purchases by participants
  May-07                  622,872     48,599,630   Redemptions by participants
  May-07                   23,074     48,576,556   Distributions to participants
  Jun-07                   18,440     48,558,116   Distributions to participants
  Jul-07                    7,570     48,550,546   Distributions to participants
  Aug-07  2,142,455                   50,693,001   Purchases by participants
  Aug-07                  919,415     49,773,586   Redemptions by participants
  Aug-07                   60,086     49,713,500   Distributions to participants
  Sep-07                   34,241     49,679,259   Distributions to participants
  Oct-07                   38,264     49,640,995   Distributions to participants
  Nov-07  1,149,257                   50,790,252   Purchases by participants
  Nov-07                1,021,958     49,768,294   Redemptions by participants
  Nov-07                    2,811     49,765,483   Distributions to participants
          -----------------------

          6,629,510     4,093,636
          =======================